                                                    ---------------------------
                                                          OMB APPROVAL
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                                                    OMB Number:       3235-0145
                                                    Expires:    August 31, 1999
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                   CNET, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, .0001 par value
                                    per share
                         ------------------------------
                         (Title of Class of Securities)

                                    125945105
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3/98)

CUSIP NO.                              13G             PAGE   2   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul G. Allen
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0- shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,159,908 shares(1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0- shares
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,159,908 shares(1)
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,159,908 shares
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          2.9 %
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                              13G             PAGE   3   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vulcan Ventures Incorporated      IRS ID No. 91-1374788
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    -0- shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,159,908 shares(1)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0- shares
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,159,908 shares(1)
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,159,908 shares
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          2.9 %
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------

(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).     NAME OF ISSUER:   CNET, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               150 Chestnut Street
               San Francisco, CA 94111


ITEM 2(a).     NAME OF PERSON FILING: Paul G. Allen and Vulcan Ventures
                                      Incorporated

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               110 - 110th Avenue N.E.
               Bellevue, Washington  98004


ITEM 2(c).     CITIZENSHIP:  Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001 per share

ITEM 2(e).     CUSIP NUMBER: 125945105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

(a) [_] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

ITEM 4.        OWNERSHIP

(a) Amount Beneficially Owned: 2,159,908 shares

(b) Percent of Class: 2.9%

(c) Number of Shares as to which Such Person has:

        (i) sole power to vote or to direct the vote    -0- shares

        (ii) shared power to vote or to direct the vote   2,159,908 shares(1)

        (iii) sole power to dispose or to direct the disposition of  -0- shares

        (iv) shared power to dispose or to direct the disposition of
                                                         2,159,908 shares(1)

----------------

(1) Percentages are based upon 73,475,612 shares of Common Stock issued and outstanding as of October 31, 1999, as reported in the Issuer's Quarterly Report on Form Q-10 for the period ended September 30, 1999. All shares beneficially owned by Paul G. Allen are held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.



ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            VULCAN VENTURES INCORPORATED



        April 5, 2000                       By:/s/ William D. Savoy
                                               --------------------------------
                                               William D. Savoy, Vice President


        April 5, 2000                                        *
                                            -----------------------------------
                                            Paul G. Allen



                                            *By: /s/ William D. Savoy
                                                 -------------------------------
                                            William D. Savoy as Attorney-in Fact
                                            for Paul G. Allen pursuant to a
                                            Power of Attorney filed on August
                                            30, 1999, with the Schedule 13G of
                                            Vulcan Ventures Incorporated and
                                            Paul G. Allen for Pathogenesis, Inc.
                                            and incorporated herein by
                                            reference.

                                  EXHIBIT INDEX



EXHIBIT                                 DESCRIPTION
-------                                 -----------
  99.1          Joint Filing Agreement

  99.2          Power of Attorney filed on August 30, 1999, with the Schedule
                13G of Vulcan Ventures Incorporated and Paul G. Allen for
                Pathogenesis, Inc. (Incorporated herein by reference.)






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